

November 4, 2016

<u>Via Email</u>

J. David Stewart
Latham & Watkins LLP
Ul. Gasheka 6, Ducat III, Office 510
Moscow 125047
Russia

> **Re:** **Mobile TeleSystems Public Joint Stock Company**
> **Schedule TO-I**
> **Filed October 31, 2016**
> **Filed by Stream Digital, LLC**
> **SEC File No. 1-15094**

Dear Mr. Stewart:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. Our review is limited to the matters identified in our comments below. All defined terms have the same meaning as in your filing, unless otherwise noted.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

<u>Schedule TO – General</u>

1. We note that you indicate on the cover page of the Schedule TO that you are relying on the cross-border exemption in Rule 13e-4(i). In your response letter, please

outline the facts supporting your reliance on this exemption, including by outlining the U.S. ownership calculation supporting that reliance.

2. Tell us why there are separate expiration dates for the common stock and ADSs and explain how this is consistent with U.S. tender offer rules, including the equal treatment principals in Rule 13e-4(i). We may have additional comments.

Expected Timetable of Principal Events, page 3

3. It appears from the timetable here that payment for tendered shares may not occur until December 23, 2016, 21 days after the announcement of the results of the tender offer. Supplementally describe the applicable Russian prompt payment rules for this tender offer and upon which you will apparently rely pursuant to Rule 13e-4(i).

How much will the Offeror pay for the shares of Common Stock and how will the Tender Offer be financed?, page 17

4. Clarify who will provide the necessary funds to the Offeror to purchase tendered shares and when this will occur.

Terms and Conditions of the Tender Offer, page 18

5. Refer to the last paragraph in this section on page 20 and in particular to the statement "The Conditions referred to above are for the sole benefit of the Offeror and may be asserted by it regardless of the circumstances giving rise to any such Condition and may be waived by the Offeror…" An offer condition must be subject to objective verification and outside the sole control of the Offeror. Please revise.

6. See our last comment above. In the same paragraph, revise the language in the same paragraph stating that "the Offeror's failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time." In our view, if any of the listed offer conditions are triggered, the Offeror must promptly inform security holders whether it will proceed with the offer by waiving that condition, or assert the condition to terminate. It may not fail to assert such condition until the end of the offer period, unless the language of the condition itself supports that interpretation. Please revise the disclosure here accordingly.

<u>Closing Information</u>

Please amend your filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental analysis we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Offeror and Mobile Telesystems are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures made.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions